SUPPLEMENT
(To Prospectus Supplement dated November 30, 2006 to Prospectus dated October 23, 2006)

$278,748,221
(Approximate)

Prime Mortgage Trust 2006-2
Issuing Entity

EMC Mortgage Corporation
Sponsor and Master Servicer

Structured Asset Mortgage Investments II Inc.
Depositor

Prime Mortgage Trust, Mortgage Pass-Through Certificates, Series 2006-2

The last paragraph under the caption “SUMMARY OF PROSPECTUS SUPPLEMENT — Description of the Certificates — General” on page S-10 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The last scheduled distribution date for each class of offered certificates (other than the Class II-A1-1 Certificates and Class II-A2-1 Certificates) is November 25, 2036. The last scheduled distribution date for the Class II-A1-1 Certificates and Class II-A2-1 Certificates is November 25, 2021.

The second paragraph under the caption “SUMMARY OF PROSPECTUS SUPPLEMENT — Interest Payments” on page S-12 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The interest accrual period for the offered certificates, except for the Class I-A1-1, Class I-A1-2, Class I-A2-1 and Class I-A2-2 Certificates, will be the calendar month immediately preceding the calendar month in which a distribution date occurs, commencing in December 2006. The interest accrual period for the Class I-A1-1, Class I-A1-2, Class I-A2-1 and Class I-A2-2 Certificates will be the period from and including the preceding distribution date (or from November 25, 2006, in the case of the first distribution date) to and including the day prior to the current distribution date. Calculations of interest on the offered certificates will be based on a 360-day year consisting of twelve 30-day months.

The paragraph under the caption “SUMMARY OF PROSPECTUS SUPPLEMENT — Advances” on page S-15 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Each servicer will make cash advances with respect to delinquent payments of scheduled interest and principal on the mortgage loans for which it acts as servicer, in general, to the extent that such servicer reasonably believes that such cash advances can be repaid from future payments and recoveries on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses.

The fifth paragraph under the caption “DESCRIPTION OF THE CERTIFICATES — Interest Distributions” on page S-67 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Any Prepayment Interest Shortfalls resulting from prepayments in full or prepayments in part made during the preceding calendar month that are being distributed to the certificateholders on that distribution date will be offset by the applicable Servicer, but only to the extent that such amount does not exceed the aggregate servicing compensation for the applicable distribution date. No assurance can be given that the servicing compensation available to cover Prepayment Interest Shortfalls will be sufficient therefor. Any Prepayment Interest Shortfalls which are not covered by a Servicer on any distribution date will not be reimbursed on any future distribution date. See “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses” in this prospectus supplement.

The seventh paragraph under the caption “DESCRIPTION OF THE CERTIFICATES — Interest Distributions” on page S-67 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Prepayment Interest Shortfalls, to the extent not covered by the Servicers from servicing compensation, together with interest shortfalls due to the application of the Relief Act or similar state laws, are collectively referred to in this prospectus supplement as Net Interest Shortfalls.

The two paragraphs under the caption “DESCRIPTION OF THE CERTIFICATES — Monthly Advances” on page S-77 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

If the scheduled payment on a mortgage loan which was due on a related Due Date is delinquent other than for certain reasons as set forth in the applicable Servicing Agreement, for example as a result of application of the Relief Act or similar state or local laws, the applicable Servicer will remit to the Master Servicer for deposit in the Master Serivcer Collection Account on the date specified in the applicable Servicing Agreement an amount equal to such delinquency, net of the Servicing Fee Rate except to the extent the applicable Servicer determines any such advance to be nonrecoverable from Liquidation Proceeds, Insurance Proceeds or from future payments on the mortgage loan for which such advance was made. Subject to the foregoing, such advances will be made by the Servicers or related subservicers through final disposition or liquidation of the related mortgaged property, or until such time as specified in the related Servicing Agreement. Failure by the applicable Servicer to remit any required advance, which failure goes unremedied for the number of days specified in the related Servicing Agreement, will constitute an event of default under such Servicing Agreement. Such event of default shall then obligate the Master Servicer, as successor servicer (or another appointed successor servicer, in the case that EMC, in its capacity as a Servicer, is the defaulting servicer) to advance such amounts to the Trustee for deposit in the Distribution Account to the extent provided in the Agreement. Any failure of the Master Servicer to make such advances would constitute an Event of Default as discussed under “The Agreements—Events of Default and Rights Upon Event of Default” in the base prospectus. If EMC, as Servicer, was required to make an advance but failed to do so, the Trustee will appoint a successor servicer who will make such advance, or if it cannot find a successor servicer the Trustee as successor servicer shall make such advance.

All Monthly Advances will be reimbursable to the party making such Monthly Advance from late collections, Insurance Proceeds and Liquidation Proceeds from the mortgage loan as to which the unreimbursed Monthly Advance was made. In addition, any Monthly Advances previously made in respect of any mortgage loan that are deemed by the applicable Servicer, subservicer or Master Servicer to be nonrecoverable from related late collections, Insurance Proceeds or Liquidation Proceeds may be reimbursed to such party out of any funds in the Protected Account or the Master Servicer Collection Account, as applicable, prior to the distributions on the Certificates.

The first paragraph under the caption “YIELD ON THE CERTIFICATES — Interest Shortfalls and Realized Losses” on page S-83 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

When a Principal Prepayment in full is made on a mortgage loan, the mortgagor is charged interest only for the period from the Due Date of the preceding monthly payment up to the date of the Principal Prepayment, instead of for a full month. When a partial Principal Prepayment is made on a mortgage loan, the mortgagor is not charged interest on the amount of the prepayment for the month in which the prepayment is made. In addition, the application of the Relief Act or similar state law to any mortgage loan will adversely affect, for an indeterminate period of time, the ability of the Servicers to collect full amounts of interest on the mortgage loan. See “Legal Aspects of the Mortgage Loans—The Servicemembers Civil Relief Act” in the base prospectus. Any interest shortfalls resulting from a Principal Prepayment in full or a partial Principal Prepayment are required to be paid by the applicable Servicer, but only to the extent that such amount does not exceed the aggregate servicing compensation for the applicable distribution date. None of the Servicers are obligated to fund interest shortfalls resulting from the application of the Relief Act or similar state law. See “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses” in this prospectus supplement and “Legal Aspects of the Mortgage Loans—Servicemembers Civil Relief Act” in the base prospectus. Accordingly, the effect of (1) any Principal Prepayments on the mortgage loans, to the extent that any resulting interest shortfall due to such Principal Prepayments exceeds any Compensating Interest or (2) any shortfalls resulting from the application of the Relief Act or similar state law, will be to reduce the aggregate amount of interest collected that is available for distribution to holders of the Certificates. Any resulting shortfalls will be allocated among the Certificates as provided in this prospectus supplement under “Description of the Certificates—Interest Distributions.”

The paragraph under the caption “YIELD ON THE CERTIFICATES — Last Scheduled Distribution Date” on page S-84 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The last scheduled distribution date for distributions on each class of the Offered Certificates (other than the Class II-A1-1 Certificates and Class II-A2-1 Certificates) is November 25, 2036. The last scheduled distribution date for distributions on the Class II-A1-1 Certificates and Class II-A2-1 Certificates is November 25, 2021. Since the rate of payment (including prepayments) of principal on the mortgage loans can be expected to exceed the scheduled rate of payments, and could exceed the scheduled rate by a substantial amount, the disposition of the last remaining mortgage loan may be earlier, and could be substantially earlier, than the last scheduled distribution date. In addition, the Depositor or its designee may, at its option, repurchase all of the mortgage loans from the trust on or after any distribution date on which the aggregate unpaid principal balances of the mortgage loans is less than 10% of the aggregate Scheduled Principal Balance of the mortgage loans as of the Cut-off Date. See “The Pooling and Servicing Agreement—Termination” in this prospectus supplement and “The Agreements—Termination; Retirement of the Securities” in the base prospectus.

The first paragraph under the caption “POOLING AND SERVICING AGREEMENT — Servicing and Other Compensation and Payment Expenses” on page S-105 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The Master Servicer will be entitled to any amounts earned on permitted investments in the Master Servicer Collection Account. Each Servicer will be entitled to a servicing fee on each distribution date equal to 1/12 of the servicing fee rate multiplied by the unpaid principal balance of each such mortgage loan payable solely from interest collections as of the due date in the month preceding the month in which such distribution date occurs. The servicing fee rate will be 0.25% per annum. Interest shortfalls on the mortgage loans resulting from prepayments in any calendar month will be offset by the Servicer on the distribution date in the following calendar month to the extent of compensating interest payments as described herein.

The third paragraph under the caption “FEDERAL INCOME TAX CONSEQUENCES — General” on page S-111 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

For federal income tax reporting purposes, it is expected that the Class I-A1-2, Class I-A2-2, Class B-3, Class X, Class BX and Class PO Certificates will, the Class I-A1-4 Certificates may, and all other classes of Offered Certificates that are Regular Certificates will not, be treated as having been issued with original issue discount. The prepayment assumption that will be used in determining the rate of accrual of original issue discount, premium and market discount, if any, for federal income tax purposes will be based on the assumption that subsequent to the date of any determination the mortgage loans will prepay at 300% of the PSA. No representation is made that the mortgage loans will prepay at that rate or at any other rate. See “Federal Income Tax Consequences—REMICS—Taxation of Owners of REMIC Regular Certificates—Original Issue Discount” in the base prospectus.

The definition of “Accrued Certificate Interest” under the caption “GLOSSARY” on page S-122 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Accrued Certificate Interest— With respect to the Certificates (other than the Class PO Certificates) of any class on any distribution date, is equal to the amount of interest accrued during the related Interest Accrual Period at the applicable pass-through rate on the Current Principal Amount or Notional Amount of such Certificate immediately prior to such distribution date, less (1) in the case of a Senior Certificate, such Certificate’s share of (a) Prepayment Interest Shortfalls on the mortgage loans in the related Subgroup, to the extent not covered by Compensating Interest paid by a Servicer, (b) interest shortfalls on the mortgage loans in the related Subgroup resulting from the application of the Relief Act or similar state law and (c) after the Cross-Over Date, the interest portion of any Realized Losses on the mortgage loans in the related Subgroup and (2) in the case of a Subordinate Certificate, such Certificate’s share of (a) Prepayment Interest Shortfalls on the mortgage loans, to the extent not covered by Compensating Interest paid by a Servicer, (b) interest shortfalls on the mortgage loans resulting from the application of the Relief Act or similar state law and (c) the interest portion of any Realized Losses on the mortgage loans. Prepayment Interest Shortfalls and interest shortfalls resulting from the application of the Relief Act or similar state law will be allocated among the Certificates in proportion to the amount of Accrued Certificate Interest that would have been allocated thereto in the absence of such shortfalls. Accrued Certificate Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. No Accrued Certificate Interest will be payable with respect to any Class of Certificates after the distribution date on which the outstanding Current Principal Amount or Notional Amount of such Certificate has been reduced to zero.

The definition of “Available Funds” under the caption “GLOSSARY” on page S-122 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Available Funds— For any distribution date and each Loan Group, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of Monthly Payments, Principal Prepayments and the principal amount of Net Liquidation Proceeds and Subsequent Recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related Determination Date, in each case, from the mortgage loans in the related Loan Group, (2) any Monthly Advances and Compensating Interest Payments made by the Servicer for such distribution date in respect of the mortgage loans in the related Loan Group and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicers, the Trustee and the Custodian as provided in the Agreement and investment earnings on amounts on deposit in Master Servicer Collection Account and the Distribution Account.

The definition of “Compensating Interest” under the caption “GLOSSARY” on page S-124 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Compensating Interest— Any payments made by the Servicers to cover Prepayment Interest Shortfalls.

The definition of “Interest Accrual Period” under the caption “GLOSSARY” on page S-125 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Interest Accrual Period— For each class of Certificates, except for the Class I-A1-1, Class I-A1-2, Class I-A2-1 and Class I-A2-2 Certificates, and for any distribution date, the calendar month immediately period preceding the calendar month in which such distribution date occurs. For the Class I-A1-1, Class I-A1-2, Class I-A2-1 and Class I-A2-2 Certificates, the period from and including the preceding distribution date (or from November 25, 2006, in the case of the first distribution date) to and including the day prior to the current distribution date. Calculations of interest on the Offered Certificates will be based on a 360-day year consisting of twelve 30-day months.

The definition of “Liquidation Proceeds” under the caption “GLOSSARY” on page S-125 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Liquidation Proceeds— Amounts, other than Insurance Proceeds, received in connection with the partial or complete liquidation of a  mortgage  loan, whether through trustee’s sale, foreclosure sale or otherwise, or in connection with any condemnation or partial release of a  mortgaged  property and any other proceeds received with respect to an REO Property.

This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

Until 90 days after the date of this supplement, all dealers effecting transactions in the Certificates offered hereby, whether or not participating in this distribution, may be required to deliver a supplement, prospectus supplement and prospectus. This is in addition to the obligation of dealers to deliver a supplement, prospectus supplement and prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Bear, Stearns & Co. Inc.
The date of this supplement is January 4, 2007